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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____   May 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1.   Interim Financial Statements: Six Months Ended 3/31/2008
     Form 52-109F2: CEO Certification of Interim Filings
     Form 52-109F2: CFO Certification of Interim Filings
     Financial Statements: Management's Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                              Yes ___   No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

Pediment Exploration Ltd.
(An Exploration Stage Company)

Consolidated Interim Financial Statements
(Unaudited)
For the six-month periods ended March 31, 2008 and 2007

	Contents

Management's Responsibility for Financial Reporting

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3) (a), we report that the accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

The consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

"Gary Freeman" (signed)

Gary Freeman
President

May 30, 2008

Pediment Exploration Ltd.
(An Exploration Stage Company)
Consolidated Interim Balance Sheets
(Unaudited)

As at March 31		2008		September 30, 2007
Assets				
Current				
Cash and cash equivalents	$	**23,166,734**	$	10,122,241
Accounts receivable		**1,169,312**		366,741
Due from related parties (note 7)		**-**		20,383
Prepaid expenses		**31,636**		2,211
Total current assets		**24,367,682**		10,511,576
Mineral properties (note 4)		**7,937,366**		3,385,091
Property and equipment (note 3)		**31,687**		30,353
Total assets	$	**32,336,735**	$	13,927,020
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**703,931**	$	363,362
Due to related parties (note 7)		**-**		3,976
Total current liabilities and total liabilities		**703,931**		367,338
Shareholders' Equity				
Share capital		**57,233,870**		38,558,024
Contributed surplus		**3,922,829**		1,557,786
Deficit accumulated in the exploration stage		**(29,523,895)**		(26,556,128)
Total shareholders' equity		**31,632,804**		13,559,682
Total liabilities and shareholders' equity	$	**32,336,735**	$	13,927,020

Commitments (notes 4 and 10)
Subsequent events (note 11)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)

_____
Chris Theodoropoulos, Director

"Gary Freeman" (signed)

_____
Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Consolidated Interim Statements of Operations
(Unaudited)

	Three Months Ended March 31		Six Months Ended March 31	
	2008	**2007**	**2008**	**2007**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expenses				
Investor relations and promotion (note 5(g)(i))	$ 82,795	$ 146,002	$ 190,757	$ 273,068
Salaries (note 5(g)(i))	107,947	206,163	877,346	235,230
Office and administration	140,617	104,834	304,510	170,958
Consultants (note 5(g)(i) and 7©)	199,133	120,777	1,724,145	219,982
Travel	33,796	44,099	107,307	59,826
Legal and audit (note 7(a))	36,089	26,801	89,758	39,425
Transfer agent, listing and filing fees	32,466	14,751	48,470	16,715
Interest and bank charges	980	1,337	1,992	1,705
Property costs	-	-	-	-
Amortization	-	-	-	-
	633,823	664,764	3,344,285	1,016,909
Other Income (Expenses)				
Write off of mineral properties	-	-	(10,743)	-
Gain on extinguishment of debt	-	-	-	-
Investment and other income	213,795	34,771	377,872	57,800
Foreign exchange gain (loss)	68,571	15,649	9,390	93,388
	282,366	50,420	376,519	151,188
Net Loss for Period	(351,457)	(614,344)	(2,967,766)	(865,721)
Loss per Share	$ (0.01)	$ (0.03)	$ (0.07)	$ (0.04)
Weighted Average Number of Common Shares Outstanding	38,204,620	24,130,178	38,204,620	23,886,010

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

	Share Capital		Contributed Surplus	Subscriptions Receivable	Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity (Deficit)
	Shares	Amount				
Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the period						
For cash						
Private placements net of share issue costs (note 5)	1,635,002	1,216,500	-	-	-	1,216,500
Exercise of warrants	2,973,801	1,745,198	-	-	-	1,745,198
Conversion of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Shares issued for service	10,000	8,600	-			8,600
Stock-based compensation for the period	-	-	311,474	-	-	311,474
Net loss for the period	-	-	-	-	(865,721)	(865,721)
Balance, March 31, 2007	**28,047,135**	**$31,622,167**	**$1,330,966**	**$ -**	**$(24,813,345)**	**$8,139,788**

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

	Share Capital		Contributed Surplus	Subscriptions Receivable	Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity (Deficit)
	Shares	Amount				
Balance, September 30, 2007	33,638,135	$38,558,024	$1,557,786	$ -	$(26,556,128)	$13,559,682
Shares issued during the period						
For cash						
Private placements net of share issue costs (note 5(c)(i))	5,950,300	17,056,856	-	-	-	17,056,856
Exercise of warrants	629,051	1,072,323	-	-	-	1,072,323
Exercise of options	668,750	454,375	-	-	-	454,375
Conversion of contributed surplus to share capital on exercise of warrants	-	89,773	(89,773)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	259,648	(259,648)	-	-	-
Shares issued for mineral property data (note5(c)(vii))	25,000	71,500				
Stock-based compensation for the period	-	-	2,385,835	-	-	2,385,834
Fair value of warrants issued as finders' fees	-	(328,629)	328,629	-	-	-
Shares returned to treasury	(426,667)	-	-	-	-	-
Net loss for the period	-	-	-	-	(2,967,766)	(2,967,766)
Balance, March 31, 2008	**40,484,569**	**$57,233,870**	**$3,922,829**	**$ -**	**$(29,523,895)**	**$31,632,804**

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

	Three Months Ended March 31		Six Months Ended March 31	
	2008	**2007**	**2008**	**2007**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities				
Net loss for the period	$ (351,457)	$ (614,344)	$ (2,967,766)	$ (865,721)
Items not involving cash				
Amortization	-	-	-	1,643
Stock-based	189,467	311,474	2,385,835	311,474
Write off of mineral	-	-	10,743	-
Changes in operating assets				
And liabilities				
Amounts receivable				
and prepaids	(259,084)	(160,847)	(831,995)	(211,395)
Accounts payable and				
accrued liabilities	(79,111)	46,488	(310,235)	3,691
Total cash flows used in				
Operating Activities	(500,185)	(417,229)	(1,713,418)	(760,308)
Investing Activities				
Expenditures on property	-	(3,575)	-	(6,618)
and equipment				
Expenditures and advances	(2,000,538)	(413,726)	(3,913,549)	(941,492)
on mineral properties				
Total cash flows used in				
Investing Activities	(2,000,538)	(417,301)	(3,913,549)	(948,110)
Financing Activities				
Proceeds from issuance of	1,126,800	2,856,699	18,655,054	2,961,699
Common shares and share				
Subscriptions, net of issue				
(note 5)				
Due from related parties	-	3,189	16,406	(12,676)
Cash Provided by Financing				
Activities	1,126,800	2,859,888	18,671,460	2,949,023
Increase / (Decrease) in				
and Cash Equivalents	(1,373,923)	2,025,358	13,044,493	1,240,605
Cash acquired at date of				
Acquisition (note 4(c))	-	-	-	-
Cash and Cash Equivalents,				
Beginning of Period	24,540,657	3,859,353	10,122,241	4,644,106
Cash and Cash Equivalents,				
End of Period	$ 23,166,734	$ 5,884,711	$ 23,166,734	$ 5,884,711

Supplemental disclosure with respect to cash flows (note 8).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

For the six-month periods ended March 31, 2008 and 2007

1.   **NATURE OF OPERATIONS**

       The Company is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition, exploration for and development of mineral properties.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

       (a)   Interim financial statements

               The interim financial statements of the Company are the responsibility of the Company's management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 "Interim Financial Statements", and may not include all disclosures required in annual financial statements. These financial statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

               The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

       (b)   Basis of presentation

               These consolidated interim financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. All significant intercompany transactions and balances have been eliminated on consolidation.

       (c)   Stock-based compensation

               The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the six-month periods ended March 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding, except when their release is based on the passage of time.

(e)   Financial instruments

During the year, the Company adopted a new standard, the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3855, "Financial Instruments – Recognition and Measurement". Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company during the year was CICA Handbook Section 1530, "Comprehensive Income". As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder's equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect in the Company's consolidated interim financial statements.

(i)   Fair value

The carrying values of cash, accounts receivable, due to and from related parties, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The carrying value of cash equivalents approximates its fair value primarily due to the floating rate interest of the instrument.

For the six-month periods ended March 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Financial instruments (Continued)

(ii)   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)   Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with Canadian chartered banks and amounts receivable due from government agencies.

(iv)   Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

(v)   Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interest to which they relate are not sufficiently developed to reasonably determine value.

(f)   Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the six-month periods ended March 31, 2008 and 2007

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(f) Mineral properties (Continued)

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, amortization has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the six-month periods ended March 31, 2008 and 2007

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(g)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include balances of accrued liabilities, amortization of property and equipment, the recoverability of mineral property interests, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(h)   Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

Pediment Exploration Ltd.
(An Exploration Stage Company)
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the six-month periods ended March 31, 2008 and 2007

3.   **PROPERTY AND EQUIPMENT**

	March 31, 2007			September 30, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Machinery and equipment	$ 20,662	$ 2,700	$ 17,962	$ 18,314
Office furniture	4,326	433	3,893	3,893
Computer equipment	12,693	2,861	9,832	8,146
	$ 37,681	$ 5,994	$ 31,687	$ 30,353

For the six-month periods ended March 31, 2008 and 2007

4. **MINERAL PROPERTIES**

(a)   Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total
Balance, September 30, 2006	$ 115,263	$ 332,572	$ 109,989	$ 135,297	$ 40,337	$ 97,865	$ 15,685	$ 182,135	$ 1,029,143
Deferred exploration									
Salary and services	-	114,700	-	44,592	-	-	-	47,226	206,518
Geological services	17,994	145,386	-	-	-	-	-	-	163,380
Tax on surface	-	19	-	-	-	-	-	-	19
Sampling and test	-	147,320	-	184,703	-	-	-	17,634	349,657
Fuel and gas	-	938	-	5,942	-	-	-	3,041	9,921
Travel	-	7,543	-	2,279	-	-	-	1,285	11,107
Stationery	-	14,726	-	2,030	-	-	-	3,857	20,613
Miscellaneous	-	68,502	-	88,397	-	-	-	31,978	188,877
Total expenditures for year	17,994	499,134	-	327,943	-	-	-	105,021	950,092
Balance, March 31, 2007	$ 133,257	$ 831,706	$ 109,989	$ 463,240	$ 40,337	$ 97,865	$ 15,685	$ 287,156	$ 1,979,235

For the six-month periods ended March 31, 2008 and 2007

4. MINERAL PROPERTIES (continued)

(a) Capitalized mineral property expenditures (Continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Juliana Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2007	$ 268,484	$ 1,938,735	$ 168,469	$ 598,672	$ 40,337	$ 97,865	$ 15,685	$ -	$ -	$ 256,844	$ 3,385,091
Option payments received	(496,572)	-	-	-	-	-	-	-	-	-	(496,572)
Acquisition costs	-	-	-	-	-	-	-	-	997,095	-	997,095
Deferred exploration costs											
Salaries & wages	23,791	231,081	3,667	46,528	-	-	-	-	186,734	11,436	503,237
Geological services	-	-	-	-	-	-	-	-	-	-	-
Tax on surface	920	19,888	7,208	7,154	-	-	-	-	36,531	13,358	85,059
Drilling, sampling and test	4,478	2,223,322	(2,473)	633,156	-	-	-	3,357	85,753	4,161	2,951,754
Geophysical	31,962	26,000	-	-	-	-	-	-	-	-	57,962
Fuel and gas	1,010	14,026	-	4,899	-	-	-	-	11,166	-	31,101
Travel	1,900	21,949	-	2,593	-	-	-	-	1,807	-	28,249
Stationery	-	1,372	686	44	-	-	-	-	1,143	-	3,245
Equipment rental	22,047	89,784	-	46,715	-	-	-	4,524	163,377	-	326,447
Foreign exchange	-	-	19,586	19,585	-	-	-	-	(111,447)	21,056	(51,221)
Miscellaneous	3,482	43,521	(537)	20,368	-	-	-	2,862	46,223	-	115,919
Total exploration costs for year	(406,982)	2,670,943	28,137	781,042	-	-	-	10,743	1,418,382	51,011	14,552,275
Write off of mineral properties	-	-	-	-	-	-	-	(10,743)	-	-	(10,743)
Balance, March 31, 2007	$ (138,498)	$ 4,609,678	$ 196,606	$ 1,379,714	$ 40,337	$ 97,865	$ 15,685	$ -	$ 1,418,382	$ 306,855	$ 7,937,366

Pediment Exploration Ltd.
(An Exploration Stage Company)
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the six-month periods ended March 31, 2008 and 2007

4.   **MINERAL PROPERTIES** (Continued)

(b)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)   Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") to explore the Company's Caborca Project. The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet. During the quarter, Inmet has made sufficient expenditures to earn 70% of the Caborca project. Upon earning the 70% interest, a joint venture will be formed (yet to be completed) with each party paying their pro-rata share of ongoing expenses.

(ii)   Las Colinas/San Antonio Project

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iii)   Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iv)   Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico. The concessions are 100% owned by Pitalla and are in good standing.

(v)   Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

For the six-month periods ended March 31, 2008 and 2007

4.   **MINERAL PROPERTIES** (Continued)

(b)   continued

(vi)   Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico. The concessions are 100% held by Pitalla and are in good standing.

(vii)   Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(viii)   Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The property was abandoned by the Company during the year and, accordingly, $333,846 in acquisition and exploration expenditures were written off in Quarter 4 of the 2007 fiscal year.

(ix)   Triunfo Este. Properties
As announced in a news release dated March 11, 2008, the Company acquired five mining-exploration concessions located in the State of Baja California Sur, Mexico for a cash payment of $11,250 and the issuance of 25,000 common shares (Issued) of the Company. The concessions are 100% held by Pitalla and are in good standing.

(x)   Other Projects

(a)   La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

(b)   Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

For the six-month periods ended March 31, 2008 and 2007

4.   **MINERAL PROPERTIES** (Continued)

    (b)   continued

        (ix)   Other Projects - continued

            (c)   El Caribe Project

                The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

            (d)   La Colorada Project

                La Colorada Project consists of a single concession, the LCA, which was acquired by the Company in July 2007. The property is located in La Colorada County in Sonora State, Mexico. The title of this concession is held by Pitalla and is in good standing. On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($997,095 - paid), followed by additional payments of US$1,650,000 ($1,638,335) over the subsequent two-year period.

            (e)   Pitalla Project

                Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

    (c)   On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

            A total of 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

    (d)   Title to mineral property interests

            Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

For the six-month periods ended March 31, 2008 and 2007

4. **MINERAL PROPERTIES** (Continued)

(e) Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

5. **SHARE CAPITAL**

(a) Authorized
   Unlimited number of common shares without par value

(b) Escrow shares

As at March 31, 2008, a total of 885,112 common shares were held in escrow. Pursuant to another Escrow Agreement, on July 31, 2007, 426,667 escrow shares expired and they were subsequently cancelled on February 6, 2008. A total of 442,556 escrow shares were released on April 4, 2008 and every six months thereafter.

(c) Private placements

(i) On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder's fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder's warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

For the six-month periods ended March 31, 2008 and 2007

---

5.   **SHARE CAPITAL** (Continued)

(d)   Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant.

A summary of the status of the Company's outstanding and exercisable stock options at March 31, 2008 and changes during the six-month period then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2006	2,920,000	1,728,750	$	0.60
Exercised	(475,000)	(475,000)	$	0.57
Vested in year	-	912,500	$	0.64
Forfeited	(285,000)	(217,500)	$	0.58
Expired	(510,000)	(510,000)	$	0.63
Granted	850,000	356,250	$	0.86
Balance, September 30, 2007	2,500,000	1,771,250	$	0.67
Exercised	(668,750)	(668,750)	$	0.68
Vested in year	-	553,750	$	0.80
Forfeited	-	-	$	-
Expired	-	-	$	-
Granted	1,240,000	940,000	$	2.64
Balance, March 31, 2008	3,071,250	2,596,250	$	1.52

Included in the stock options granted during the period were 285,000 options to directors of the Company at $1.88 per share and 410,000 at $3.00 per share.

For the six-month periods ended March 31, 2008 and 2007

5. **SHARE CAPITAL** (Continued)

The following summarizes information about options outstanding at March 31, 2008:

Expiry Date		Exercise Price	Number of Options **2008**
February 1, 2008	$	0.77	-
February 1, 2008	$	0.80	-
February 9, 2009	$	0.60	-
April 4, 2009	$	0.85	100,000
February 12, 2010	$	0.60	150,000
July 21, 2010	$	0.50	25,000
July 21, 2010	$	0.63	360,000
February 1, 2011	$	0.60	200,000
April 25, 2011	$	0.80	465,000
August 2, 2011	$	0.55	262,500
February 12, 2012	$	0.60	50,000
March 23, 2012	$	0.73	37,500
April 27, 2012	$	0.78	50,000
August 7, 2012	$	1.50	131,250
October 25, 2012	$	1.88	400,000
November 16, 2012	$	3.00	840,000
			3,071,250

(e)   Warrants

At March 31, 2008, the Company has outstanding warrants to purchase an aggregate 5,943,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at March 31, 2008
$ 0.35	December 31, 2006	-	-		-	-
$ 0.60	March 29, 2007	-	-		-	-
$ 0.80	March 31, 2007	-	-		-	-
$ 0.91	March 17, 2007	-	-		-	-
$ 0.91	April 25, 2007	-	-		-	-
$ 1.00	September 30, 2008	715,834	-	(170,834)	-	545,000
$ 1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$ 2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$ 2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$ 3.75	June 3, 2009	-	2,975,15		-	2,975,150
$ 3.80	June 3, 2009	-	261,965		-	261,965
		3,335,284	3,237,11 5	(629,051)		5,943,348

For the six-month periods ended March 31, 2008 and 2007

5.   **SHARE CAPITAL** (Continued)

(f)   Shares reserved for issuance

	Shares
Outstanding at March 31, 2008	40,484,569
Stock options (note 5(d))	3,071,250
Warrants (note 5(e))	5,943,348
Fully diluted at March 31, 2008	49,499,167

(g)   Option compensation

(i)   The fair value of stock options granted, and which vested to directors, employees and consultants, was as follows:

	2007	2006
Consultants	$ 1,432,149	$ -
Investor relations and promotion	25,240	-
Salaries	738,979	-
	$ 2,196,368	$ -

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk-free interest rate	3.98%	-
Expected dividend yield	-	-
Expected stock price volatility	75.0%	-
Expected option life in years	5.00	-

For the six-month periods ended March 31, 2008 and 2007

---

5.   **SHARE CAPITAL** (Continued)

(g)   Option compensation - continued

(ii)   The fair value of warrants issued as finder's fees and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007
Risk-free interest rate	3.98%
Expected dividend yield	-
Expected stock price volatility	75.0%
Expected option life in years	2.5

6.   **INCOME TAXES**

At the last fiscal year end, the Company has non-capital losses of $6,258,000 that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada		Mexico		Total
2008	$ 317,000	$	-	$	317,000
2009	660,000		-		660,000
2010	85,000		-		85,000
2012	-		58,000		58,000
2013	-		36,000		36,000
2014	-		26,000		26,000
2015	585,000		24,000		609,000
2016	-		100,000		100,000
2017	-		1,940,000		1,940,000
2026	1,070,000		-		1,070,000
2027	1,357,000		-		1,357,000
	$ 4,074,000	$	2,184,000	$	6,258,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

For the six-month periods ended March 31, 2008 and 2007

7.   **RELATED PARTY TRANSACTIONS**

(a)   The total amount of professional fees and share issue costs paid to a law firm in which a former director and officer of the Company is a partner was $Nil (2007 - $10,960).

The above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

(b)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and due from/to directors.

Amounts due from directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company's properties. Amounts due to directors result from unpaid consulting fees.

(c)   For the six months ending March 31, 2008, consulting fees in the amount of $202,355 (2007 - $101,304) were paid/payable to directors of the Company.

8.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

		March 31, 2008
Other supplemental cash flow information:		
Cash paid (received) during the year for:		
Interest expense	$	1,992
Interest income	$	(377,872)

9.   **SEGMENT DISCLOSURES**

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The net loss and assets identifiable with these geographic areas are as follows:

		March 31, 2008
Net loss		
Canada	$	(2,731,058)
Mexico		(236,708)
	$	(2,967,766)
Assets		
Canada	$	23,359,429
Mexico		8,977,306
	$	32,336,735

For the six-month periods ended March 31, 2008 and 2007

10.   **COMMITMENTS**

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required under such leases are payable as follows:

2008	$	42,161
2009		42,274
2010		42,274
2011		42,274
2012		28,183
	$	197,166

11.   **SUBSEQUENT EVENTS**

(a)   The Company issued a total of 322,500 common shares on the exercise of warrants and options for net proceeds of $154,875.

12.   **COMPARATIVE FIGURES**

Certain of the 2007 comparative figures have been reclassified to conform to the current year's presentation.

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Gary Freeman, Chief Executive Officer for Pediment Exploration Ltd., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending March 31, 2008.

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

"Gary Freeman"
Gary Freeman, Chief Executive Officer

NOTICE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.


CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE


I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending March 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

"John Seaman"
John Seaman, Chief Financial Officer


<u>NOTICE TO READER</u>


In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PEDIMENT EXPLORATION LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED
March 31, 2008

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Pediment Exploration Ltd. (the "Company") should be read in conjunction with the accompanying un-audited financial statements for the three and six months ended March 31, 2008 and the audited financial statements for the year ended September 30, 2007 which is available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of May 30, 2008 unless otherwise indicated. All amounts are stated in Canadian dollars unless otherwise indicated.

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage therefore there is no production, sales or inventory. The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company's control. Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on April 4, 2008, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition in July 2004 of a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla") have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, property exploration and recent financings.

The Company now has an active office in Mexico with six geologists, and full bookkeeping and accounting capabilities.

Project Updates

Caborca

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000. The first stage of induced-polarization geophysical work began on June 5, 2007, by Gradient Geophysics and lasted until July 30, 2007.

The objective of this work was to refine the targets generated during the reconnaissance IP work previously done by Durango Geophysics. Inmet agreed to proceed with a second stage of geophysical work at Caborca and move forward to the drilling stage. The second geophysical survey took place during September 2007, which had the objective of extending the existing lines and creating further drill targets. During Quarter 1, Inmet reimbursed the Company for CDN$226,648 in related exploration expenditures. Subsequent to the end of the quarter, a further CDN$269,924 in related exploration expenditures was reimbursed to the Company to the date of this report.

Diamond drilling at the Caborca project began in October 2007 to test for hidden porphyry targets. The program targeted Induced-Polarization chargeability anomalies. It was carried out by Layne de Mexico which completed 5 holes totaling 1,700 metres.

La Colorada

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($997,095 – paid), followed by additional payments of US$1,650,000 (CDN$1,638,335) over the subsequent two-year period.

During Quarter 1, the Company began conducting a thorough evaluation of La Colorada, including an intensive review of the production and exploration databases for the past operator. In addition, the Company has begun a rock-soil sampling program at the property which will create new drilling targets at La Colorada.

Work continues at the La Colorada mine to create new drilling targets. There is now a complete geological team working at the project. The site has been refurbished and tied into grid power so work can continue more efficiently.

San Antonio

After the fiscal year end, the drill program at the San Antonio project continued to progress. The majority of the Company's efforts were focused on drill testing the Los Planes zone by reverse circulation methods; completing over 80 drill holes to date and representing over 17,000 metres of reverse circulation drilling. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin holes at Los Planes and also drill testing the Fandango zone which has a strong chargeability response. The Fandango zone is located 1.5 kilometres west of the Los Planes zone. To date, the twin holes have been completed and drilling of Fandango is underway. Also in December, 2007, work began towards preparing a 43-101 compliant resource estimate for Los Planes. This work is still currently underway.

In April 2008, the Company continued to drill test the near surface, oxide portions of both the Los Planes and Las Colinas zones within the San Antonio project. Samples are being selected for preliminary metallurgical testing of these zones and data is being compiled for completion of an NI 43-101 compliant report. Also in April, the Company received gold assays for the first drill hole testing the Fandango target on the San Antonio project. Despite long intersections of sulphide mineralization indicated by logging, gold values were weak. Several other holes have been completed within this large anomaly and information gained from this drilling should assist in targeting mineralization elsewhere in the trend. Recent results from testing the western and southern extensions of the Los Planes zone indicate extensions of the system, at lower gold grades. The Company considers the strike extent between these

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

holes and Las Colinas zone to the south open for possible expansion of the mineralization and will test this area as part of its on-going drill programs.

Daniel

In January 2008, the Company initiated a drill test of the Daniel gold project. The initial drill phase consisted of 28 holes for a total of 4,900 metres drilled. The holes were distributed through the entire gold anomalies, including the Coronela, Sierrita and Coyote areas. The best result, from the Coronela-showings area, was 3.1 meters of 2.3 g/t gold. A number of holes returned broad sections of lower grades and three of the holes returned +1 g/t results. The Company decided that at this time, these results were below its current threshold to move the project to a more advanced stage of testing. However, there is scope for more work at Daniel and the concessions will be maintained in good standing for possible future programs or joint venture.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.

Operating expenses this quarter totaled $633,823. Costs remained average in the regular course of business for Salaries and Consulting, and office administration. Legal fees and transfer agent and filing fees were slightly higher this quarter due to costs associated with the Annual General Meeting of the Shareholders which took place on March 20, 2008.

Other Income (Expenses) increased to $282,366 compared to $50,420 at March 30, 2007.

Investment and other income increased to $213,795 compared to $34,771 due to an increase in the amount of cash held due to the proceeds from private placements and interest income on investments.

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production, or written off it the property is sold or abandoned.

The Company currently does not have an operating or producing mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key risk factors of the Company's operating results are the following:

(a)   the state of capital markets, which affects the ability of the Company to finance its exploration activities;
(b)   the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
(c)   market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Selected Annual Information

For the years ended September 30

	2007	2006	2005
Total revenues (Interest & other income)	187,156	117,721	553
Income (Loss) for the year	(2,608,504)	(1,587,282)	(1,135,237)
Earnings (Loss) for the year per share	(0.10)	(0.08)	(0.27)
Total assets	13,927,020	5,843,925	898,440
Total long-term financial liabilities	Nil	Nil	Nil

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

Summary of Quarterly Results

For the quarters ended

	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007
Total revenues	213,795	164,077	123,807	5,548
Income (Loss) for the year	(351,457)	(2,616,309)	(1,178,222)	(564,562)
Earnings (Loss) for the year per share	(0.01)	(0.07)	(0.04)	(0.02)

For the quarters ended

	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006
Total revenues	34,771	23,030	52,265	39,370
Income (Loss) for the year	(614,344)	(251,376)	(274,302)	(916,341)
Earnings (Loss) for the year per share	(0.03)	(0.01)	(0.01)	(0.04)

Liquidity and Capital Resources

At March 31, 2008, the Company had working capital of $23,663,751 compared to its September 30, 2007 working capital of approximately $10,144,238. The Company is able to meet its past and ongoing financial obligations at this time.

On December 3, 2007 the Company completed a private placement of 5,849,300 units (the "Units") for gross proceeds of $17,547,900. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until June 3, 2009. In connection with the private placement, the Company paid fees of an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per unit) and 262,215 finders' warrants. Each finders' warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above.

The funds were to be used to further the Company's exploration activities and initiatives as well as to put towards future property acquisitions. Some of the funds were also used to carry on general office and administrative operating expenses in both the Vancouver and Mexico offices.

Transactions with Related Parties

Related party transactions and balances are disclosed in Note 7 of the quarterly financial statements.

Subsequent Events

Subsequent to the end of Quarter 2, the Company issued a total of 322,500 common shares on the exercise of warrants and options for net proceeds of $154,875.

Further information on the Company's exploration projects can be found on the Company website at www.pedimentexploration.com.

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of, accounting for stock-based compensation and the valuation of other derivative equity instruments such as warrants issued by the Company using similar techniques. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Board's Corporate Governance Guidelines and effective operation of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the quarter covered by this management's discussion and analysis, management has evaluated the effectiveness of the Company's disclosure controls and procedures and internal controls over financial reporting as required by applicable Canadian Securities Laws. Such modifications or enhancements to the existing controls and procedures have been designed, as determined necessary to obtain reasonable assurance as to the effectiveness of such controls at this time. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

Based on that evaluation, the President and Chief Financial Officer have concluded that, as of the end of the year covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings (as such terms are defined under Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

While management believes that control over bank accounts and Company assets is adequate, it is also aware that internal control weaknesses were identified in respect of a lack of segregation of duties, and a high risk of management override of controls and procedures. It is management's opinion that these weaknesses in internal controls over financial reporting are inherently related to the small size of the issuer.

Risks and Uncertainties

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

a)   The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)   The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e) The operations of the Company will require various licenses and permits from various governmental authorities.   There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f) There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Caution Regarding Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the

Pediment Exploration Ltd.
Management's Discussion and Analysis
for the quarter ended March 31, 2008

date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Additional information related to the Company is available on SEDAR at www.sedar.com.

"Gary Freeman"   May 30, 2008

Gary Freeman, President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Exploration Ltd. -- SEC File No. 000-52509</u>
(Registrant)

Date: <u>June 12, 2008</u>   By <u>/s/ Gary Freeman</u>
                              Gary Freeman, President/CEO/Director